Exhibit 6.11

PURCHASE AND SALE AGREEMENT

between

GENERAL MOTORS LLC, a Delaware limited liability company,

as Seller,

and

WORLDWIDE STAGES LLC, a Tennessee Limited Liability Company,

as Purchaser

                  December 15                   , 2022

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of the 16th day of December, 2022 (the “Effective Date”), by and between GENERAL MOTORS LLC, a Delaware limited liability company (“Seller”), and WORLDWIDE STAGES LLC, a Tennessee Limited Liability Company (“Purchaser”).

1.	DEFINITIONS AND EXHIBITS.

1.1 Definitions. In this Agreement, defined terms have the meanings set forth for them in the Section of this Agreement set forth below:

1.2 Exhibits. The Exhibits listed below are attached to and incorporated into this Agreement. In the event of any inconsistency between such Exhibits and the terms and provisions of this Agreement, the terms and provisions of the Exhibits will control. The Exhibits to this Agreement are:

EXHIBIT A	—	Legal Description of the Land
EXHIBIT B	—	Form of Deed
EXHIBIT C	—	Certain Environmental Reports
EXHIBIT D	—	Declaration Amendment

2.	PURCHASE AND SALE OF THE PROPERTY.

2.1 Purchase. For the consideration set forth below, and subject to the provisions contained herein, Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase from Seller, all of the following (collectively, the “Property”):

(a) Approximately 18.32 acres (12.17 acres North Parcel and 6.15 acres East Parcel) of real property located adjacent to 5000 Northfield Lane, in Spring Hill, Tennessee 37174, as more particularly described in Exhibit A, together with all reversions, remainders, easements, rights-of-way, appurtenances, hereditaments, and water and mineral rights appertaining to or otherwise benefiting or exclusively used in connection with such real property, together with all of Seller’s right, title and interest in and to any strips of land, streets, and alleys abutting or adjoining such real property (the “Land”); and

(b) All existing improvements, if any, located on the Land (collectively, the “Improvements”; the Land and Improvements are sometimes hereinafter collectively referred to as the “Real Property”).

2.2 Purchase Price. The purchase price for the Property shall be One-Hundred Thousand and No/100 ($100,000.00) per gross acre (One-Million Eight Hundred and Thirty-Two Thousand and No/100 Dollars ($1,832,000.00)) (the “Purchase Price”).

(a) Deposit. Within ten (10) Business Days after the Effective Date, Purchaser shall deliver immediately available funds, by check, wire transfer or other means, in the amount of Ten (10) Percent (%) (One Hundred Eighty-Three Thousand Two Hundred and No/100 Dollars ($183,200.00)) to Amrock LLC, with an address of 250 W. Huron Rd., Suite 204, Cleveland, Ohio 44113, Attn: Joanie L. Zimmer, Esq. (joaniezimmer@amrock.com) (the “Title Company”) to be deposited in an insured account (which may or may not be interest-bearing) and held as an earnest money deposit hereunder pursuant to the terms and provisions hereof (which earnest money deposit, together with interest earned thereon, if any, is herein called the “Deposit”). Title Company shall retain possession or control of the Deposit until delivery thereof is permitted or required under the terms of this Agreement. If Closing (as defined below) occurs, the Deposit will be paid to Seller and applied to the Purchase Price. If Closing does not occur, the Deposit will be paid to Seller or returned to Purchaser in accordance with the terms provided herein.

(b) Balance. The balance of the Purchase Price, subject to adjustment in accordance with Article 9, shall be paid to Seller at the closing of the purchase contemplated hereby (the “Closing”) in cash, by certified check, cashier’s check, wire transfer, or other immediately available funds. Purchaser shall deliver such balance to the Title Company no later than 1:00 p.m. Detroit, MI, time on the Closing Date (defined below).

2.3 Escrow Instructions. The Title Company shall hold the Deposit in accordance with the terms hereof. The Title Company is executing this Agreement to acknowledge the Title Company’s obligations hereunder, which may be modified only by a written amendment signed by all parties. Any amendment to this Agreement that is not signed by Title Company shall be effective as to the parties thereto, but shall not be binding on the Title Company. Title Company shall accept the Deposit with the understanding of the parties that the Title Company is not a party to this Agreement except to the extent of its specific responsibilities hereunder, and does not assume or have any liability for the performance or non-performance of Purchaser or Seller hereunder to either of them.

2.4 Condition.

(a) Purchaser acknowledges and agrees that neither Seller nor any agent, employee, attorney, or representative of Seller has made any statements, agreements, promises, assurances, representations, or warranties, whether express, implied, or otherwise, regarding the environmental or other condition of the Property. Purchaser further acknowledges and agrees that, prior to the Closing, it shall have fully examined and investigated to its full satisfaction the physical nature and condition of the Property and all aspects thereof, including without limitation, the environmental condition of the Property and surrounding properties, and that it shall acquire the Property in an “AS IS, WHERE IS” condition as of the Closing Date. Purchaser expressly waives any right of rescission and all claims for damages by reason of any statement, representation, warranty, assurance, promise or agreement, if any, relating to the Property.

(b) Purchaser acknowledges and agrees that in the event Purchaser purchases the Property, then (i) Seller shall have no liability of any kind whatsoever with respect to the condition of the Property, (ii) Purchaser expressly assumes all liability and responsibility for the Property, including, without limitation, the physical nature and condition, including the environmental condition, of the Property and any Improvements thereon, (iii) Purchaser releases and discharges Seller and its Affiliates (as defined below) from any and all claims or causes of action which Purchaser may now have or hereafter have against Seller in connection with, or out of the condition, including the environmental condition, of the Property, and (iv) Purchaser shall indemnify, defend and hold Seller, each Affiliate of Seller, and their respective members, partners, venturers, stockholders, officers, directors, employees, agents, spouses, legal representatives, successors and assigns (together, the “Indemnified Parties”), harmless from and against all costs, claims, expenses, and causes of action in connection with, or out of the condition, including the environmental condition, of the Property. “Affiliate” means, with respect to any Person (defined below), any Person that controls, is controlled by or is under common control with such Person, together with its and their respective partners, venturers, directors, officers, stockholders, agents, employees and spouses. A Person shall be presumed to have control when it possesses the power, directly or indirectly, to direct, or cause the direction of, the management or policies of another Person, whether through ownership of voting securities, by contract, or otherwise. “Person” means an individual, partnership, limited liability company, association, corporation, or other entity. This Section 2.4 shall survive the Closing or any termination of this Agreement.

3.	INVESTIGATION OF THE PROPERTY.

3.1 Seller’s Initial Deliveries. Within fifteen (15) Business Days after the Effective Date, Seller shall, at its sole expense, deliver or cause to be delivered to Purchaser, the following:

(a) Environmental Reports. The documents listed on Exhibit C (collectively, the “Environmental Reports”) which shall be kept confidential in accordance with Section 13.16 below. Seller makes no representations or warranties regarding any such information. Purchaser acknowledges and agrees that Seller shall have no obligation or liability to undertake any remedial, cleanup, or other actions regarding any matters disclosed in the Environmental Reports or any other issues related to the condition, including the environmental condition, of the Property.

(b) Title Insurance Commitment. A current title insurance commitment or preliminary title report issued by Title Company, including copies of all recorded matters affecting title referred to therein (collectively, the “Title Commitment”), contemplating the issuance by the Title Company of an ALTA owner’s policy of title insurance (the “Title Policy”) to the Real Property in Purchaser in the amount of the Purchase Price, subject to the satisfaction of the requirements therein and the delivery of the instruments to be delivered at the Closing as contemplated hereby.

3.2 Inspection of Property. Subject to the terms of the Access Agreement dated as of September 14, 2022 (the “Access Agreement”), at any time prior to the expiration of the Inspection Period (defined below), Purchaser and its employees, agents, and contractors, shall have the right to enter the Real Property and investigate the Property and all matters relevant to its acquisition, development, usage, operation or marketability. Such right of investigation shall include, without limitation, the right to have made, at Purchaser’s expense, any studies or inspections of the Property as Purchaser may deem necessary or appropriate. Notwithstanding the foregoing, all environmental assessments or investigations of any kind shall be subject to the terms of Section 3.3 below.

3.3 Environmental Inspection.

(a) Purchaser’s Assessment. Subject to the terms of the Access Agreement, Purchaser shall have the right during the Inspection Period, at Purchaser’s sole expense, to enter the Property to conduct environmental assessments of the Property, including but not limited to, the collection and analysis of soils, surface water and groundwater samples (“Purchaser’s Assessment”). Purchaser shall provide a copy of Purchaser’s Assessment to Seller promptly after it is received by Purchaser, without representation or warranty as to the completeness or accuracy thereof.

(b) Hazardous Material. “Hazardous Material” means any chemical or substance (i) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law; (ii) which is or becomes defined as a “hazardous waste” or “hazardous substance” under any federal, state or local statute, regulation or ordinance or amendments thereto including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.) or the Resource Conservation and Recovery act (42 U.S.C. §§ 6901 et seq.); (iii) which is toxic, explosive, corrosive, carcinogenic, mutagenic or otherwise hazardous and is or becomes regulated by any governmental authority, agency, department, commission, board, agency or instrumentality of the United States, the State of Wisconsin, or any political subdivision thereof; (iv) the presence of which on the Property causes or threatens to cause a nuisance upon the Property or to adjacent properties or poses or threatens to pose a hazard to the health or safety of persons on or about the Property; (v) the presence of which on adjacent properties could constitute a trespass; (vi) without limitation which contains gasoline, diesel fuel or other petroleum hydrocarbons; (vii) without limitation which contains polychlorinated biphenyls (“PCBs”), or asbestos or urea formaldehyde foam insulation; or (viii) any per- and polyfluoroalkyl substance.

3.4 Indemnity. In addition to all other indemnity obligations of Purchaser in this Agreement, Purchaser unconditionally releases, and shall indemnify, defend and hold harmless the Indemnified Parties from and against any and all claims, judgments, damages, penalties, fines, costs, liabilities, or losses (including, without limitation, reasonable attorneys’ fees) resulting from (i) Purchaser’s investigations and inspections of the Property, (ii) after the Closing, the condition of the Property, including the presence of any Hazardous Material (defined below) on, under or about the Property, (iii) any disposal, arrangement for disposal, or release of Hazardous Material by Purchaser at any location other than the Property, or (iv) the breach by Purchaser of any of its representations, warranties or covenants under this Article 3; provided, however, that mere discovery of pre-existing conditions shall not subject Purchaser to liability hereunder. This Section 3.4 shall survive the Closing or any termination of this Agreement.

3.5 Termination of Agreement. If, on or before 5:00 p.m. Detroit, MI, time on the date that is one hundred twenty (120) days after the Effective Date (the one hundred twenty (120) day period being herein referred to as the “Inspection Period”), Purchaser gives Seller written notice setting forth Purchaser’s dissatisfaction with the Property for any reason whatsoever, including, without limitation, any matter relating to its acquisition, development, usage, operation or marketability, then this Agreement shall terminate, the Deposit shall be promptly returned to Purchaser, and both parties shall be relieved from any further liability hereunder, except for obligations that, by their terms, survive the termination of this Agreement (the “Surviving Obligations”). If Purchaser fails to deliver such notice to Seller prior to expiration of the Inspection Period, Purchaser shall be deemed to have waived and relinquished any right under this Section 3.5 to terminate this Agreement. If Purchaser does not terminate this Agreement as described in the preceding sentence, then this Agreement shall remain in full force and effect in accordance with its terms and the Deposit shall become non-refundable.

4.	TITLE.

4.1 Review.

(a) Purchaser shall be entitled to object to any exceptions to title disclosed in the Title Commitment (“Exceptions”), in its reasonable discretion, by a written notice of objections delivered to Seller within five (5) Business Days after the date Purchaser receives the Title Commitment (the “Objection Date”). If Purchaser fails to deliver to Seller a notice of objections on or before the Objection Date, Purchaser shall be deemed to have waived any objection to any Exceptions and thereafter all Exceptions shall be deemed to be Permitted Exceptions (defined below).

(b) Seller shall have the option, but not the obligation, within thirty (30) days after Seller’s receipt of Purchaser’s timely notice of objections, to provide for the removal from the Title Commitment of, or to obtain an endorsement to the Title Commitment or other affirmative title insurance protection for, such Exceptions. If Seller fails either to provide for the removal of such Exceptions or to obtain affirmative title insurance protection for such Exceptions within such thirty (30) day period, then Purchaser shall have the option, but not the obligation, to terminate this Agreement by written notice delivered to Seller within three (3) Business Days after the expiration of such thirty (30) day period. Upon delivery of such termination notice by Purchaser, this Agreement shall automatically terminate, the Deposit shall be promptly returned to Purchaser, and the parties shall be released from all further obligations under this Agreement other than the Surviving Obligations. If Purchaser fails to terminate this Agreement within the three (3) Business Day period set forth above, all Exceptions referred to in Purchaser’s notice of objections shall be deemed to be Permitted Exceptions, and this Agreement shall remain in full force and effect. If Purchaser waives in writing its objection to any matters described in the notice of objections, such matters shall be deemed to be Permitted Exceptions.

4.2 Title Updates. If any update issued to the Title Commitment contains Exceptions other than those in the Title Commitment (or those created by, through or under Purchaser), Purchaser shall be entitled to object to any such Exceptions, in its reasonable discretion, by a written notice of objections to Seller on or before the date five (5) Business Days following Purchaser’s receipt of such update. If Purchaser fails to deliver to Seller a notice of objections on or before such date, Purchaser shall be deemed to have waived any objection to any matters appearing on such update, and thereafter all such Exceptions shall be deemed to be Permitted Exceptions. Otherwise, the parties will follow the process set forth in Section 4.1(b) for handling any notice of objections delivered to Seller hereunder. If Purchaser waives in writing its objection to any matters described in the notice of objections relating to such update, such matters shall be deemed to be Permitted Exceptions.

4.3 Permitted Exceptions. The term “Permitted Exceptions” shall mean (a) all standard permitted exceptions set forth in the Title Commitment; (b) all building, zoning, and applicable ordinances and regulations of governmental authorities having jurisdiction over the Property; (c) the Reserved Easements (as set forth in Section 4.4 below) and all easements, restrictions, rights, agreements, and conditions of record and/or shown on any recorded plat for the Property; (d) all existing utility and drainage easements and rights of way; (e) the restrictions set forth in Section 6.1(c) below; (f) matters which would be disclosed by an accurate survey or inspection of the Property; (g) the rights of the public and of any governmental unit in any part thereof taken, used or deeded for street, road or highway purposes; (h) all real estate taxes and installments of special assessments not yet due and payable; and (i) all Exceptions contained in the Title Commitment (x) to which Purchaser does not object as herein provided or (y) as to which Purchaser has waived or is deemed to have waived its objection.

4.4 Easements Reserved. Seller hereby reserves unto itself, its representatives, contractors and assigns, the right of access to and an easement to and over the Property to enter the Property with persons and such equipment as determined necessary in Grantor’s sole discretion and judgment for the purpose of accessing and maintaining existing utility lines, facilities and appurtenances necessary for Seller’s operation of adjacent real property owned by Seller (the “Reserved Easements”); provided, however, that such Reserved Easements shall not unreasonably interfere with Purchaser’s business operations on the Property. Subject to the provisions of this Agreement, Purchaser shall be entitled to use the Property for any use not inconsistent with the Reserved Easements.

4.5 Extension of Closing Date. The Closing Date shall be postponed, if necessary, by the number of days required to accommodate the procedures set forth in this Article.

5.	SELLER’S REPRESENTATIONS AND WARRANTIES.

5.1 Authority. Seller represents and warrants to Purchaser that Seller is a limited liability company, duly organized and existing and in good standing under the laws of the State of Delaware. Seller has the full right and authority to enter into this Agreement and consummate the transactions contemplated by this Agreement, and all requisite company action has been taken by Seller in connection with the execution of this Agreement and the documents referenced herein and the consummation of the transactions contemplated hereby. The Person signing this Agreement on behalf of Seller is authorized to do so.

6.	PURCHASER’S REPRESENTATIONS, WARRANTIES AND COVENANTS.

6.1 Authority. Purchaser represents and warrants to Seller that Purchaser is a corporation, duly organized and existing and in good standing under the laws of the State of Tennessee. Purchaser has the full right and authority to enter into this Agreement and consummate the transactions contemplated by this Agreement. All requisite corporate action has been taken by Purchaser in connection with the execution of this Agreement and the documents referenced herein and the consummation of the transactions contemplated hereby. The Person signing this Agreement on behalf of Purchaser is authorized to do so. Purchaser shall furnish to the Title Company any and all documents to evidence such authority as the Title Company shall reasonably request.

6.2 Debris. Purchaser represents, acknowledges, and agrees that, at Closing, the Property may contain Debris (defined below). Purchaser represents, acknowledges, and agrees, that Purchaser, and not Seller, will be solely liable and responsible for the proper management and disposal of such Debris. This Section 6.2 will survive the Closing.

6.3 Restrictions on Uses of or at the Property. The following representations, warranties and covenants related to restrictions on uses of or at the Property shall be included in: (1) any agreement transferring complete or partial possession or ownership of the Property through sale, lease, or otherwise to any successor, assign, purchaser, or tenant, and (2) any deed of conveyance transferring complete or partial ownership of the Property as covenants and restrictions which will run with the Property and be binding upon Purchaser and all subsequent owners, tenants, and users, and shall be enforceable against Purchaser, its successors, and assigns and inure to the benefit of and be enforceable by Seller, its successors and assigns:

(a) Purchaser shall, at all times, comply with any and all current and future applicable federal, state, or local environmental laws, regulations, or ordinances, including any and all permits, licenses, or authorizations issued thereunder and including, but not limited to, the Due Care Plan and any and all other due care requirements under applicable law (herein collectively, “Environmental Laws”) and any and all use notices or restrictions on or related to the Property as of the Effective Date, the Closing Date, and to survive thereafter (herein, the “Existing Use Notices”) identified in Exhibit C hereof, in connection with or related to the use, operations, development, excavation, grading, construction, or demolition, at, in, on, or below the Property. Purchaser shall be solely responsible and liable for all any and all alleged or actual violations of any applicable Environmental Laws and Existing Use Notices concerning or related to the Property by Purchaser, anyone acting on Purchaser’s behalf, or any person or entity occupying or otherwise present on the Property after the Closing Date except for any person entering the Property by, for, or under Seller pursuant to Seller’s exercise of the Removal Right (defined below). Purchaser hereby acknowledges receipt of the Due Care Plan.

(b) Purchaser acknowledges and agrees that the use of groundwater at, in, or under the Property by any person or entity for any purpose, including potable and non-potable uses, will be strictly prohibited.

(c) Purchaser acknowledges and agrees that any and all discarded materials located on and/or under the surface of the Property, including, but not limited to, building materials from demolition activities; domestic and industrial trash; tires; automotive parts; used containers which held materials such as paint, antifreeze, gasoline, and other household substances; materials painted with lead-based paints or otherwise; wood, and other materials which may have been painted with lead-based paints; roof shingles and other building materials which may contain asbestos-containing materials (collectively, “Debris”) and/or soil management and surface water and/or groundwater management required or necessary because of excavation, demolition, or soil disturbance related to the use, operations, development, excavation, grading, construction, or demolition, at, in, on, or below the Property is the sole obligation and liability of Purchaser and not Seller. Such soil and/or Debris management and surface water and/or groundwater management may include in-place management, excavation, sediment and erosion control, and disposal or other soil and Debris management options which are allowed or required under applicable Environmental Laws.

(d) Purchaser warrants and agrees that it shall not “treat,” “store” or “dispose” of any “hazardous substances,” “hazardous wastes” or “toxic substances” as those terms are defined under CERCLA, 42 U.S.C. 9601 et. seq., RCRA, 42 U.S.C. 6901 et. seq., or TSCA, 15 U.S.C. 2601 et. seq., or under similar Tennessee law, statute, or regulation on, at, or below the Property, and shall maintain generator-only status; provided, however, that Purchaser may (A) accumulate such substances or wastes as allowed under applicable Environmental Laws for off-site treatment, off-site storage, or off-site disposal, (B) use commercial products on-site which may contain such substances, including, but not limited to, for the management of soil, groundwater, surface water and/or Debris on-site, and (C) use and store on-site such substances as are customarily used in the ownership, operation and maintenance of the Property for uses other than landfilling or other on-site waste management so long as in strict compliance with applicable Environmental Laws.

(e) Purchaser acknowledges and agrees that the Property may only be used by Purchaser, its successors, assigns, and tenants for industrial uses and/or those commercial uses that do not require investigation or remediation of the Property to residential cleanup criteria under Environmental Laws and/or other applicable law. Purchaser acknowledges and agrees that the Property may not be used for residential uses or any commercial use that requires remediation to a residential cleanup criteria. Purchaser further acknowledges and agrees that any site modifications required at, in, on, or below the Property to accommodate such uses (including without limitation, soil and/or Debris management and surface water and/or groundwater management and any other matters relating to the use, operations, development, excavation, grading, construction, or demolition at the Property) is the sole obligation and liability of Purchaser (or the owner of the Property at the time of such activities) and will be conducted at Purchaser’s sole expense.

(f) Purchaser acknowledges and agrees that the use or installation of underground storage tanks at, in, or under the Property by any person or entity for any purpose is strictly prohibited.

(g) Purchaser acknowledges and agrees that any and all management of any utility lines or piping, including, without limitation, any sanitary or storm sewers, storm water ponds, any gas, water, electrical, or any other gas, water or electrical utility lines or piping, and any such materials that may be included therein, and any and all management of any septic systems, and any such materials that may be included therein, which may be present at or below the Property which management may be required or necessary to properly maintain the Property or because of excavation, demolition, or soil disturbance related to future use, development, or construction at or of the Property, is the sole obligation and liability of Purchaser or the owner of the Property at the time of such activities.

(h) Purchaser shall not construct a new building or modify an existing building intended for occupancy at the Property unless a vapor intrusion evaluation is conducted prior to such construction or modification to ensure acceptable indoor air quality. Vapor intrusion evaluation may include indoor air, soil, soil gas, and/or groundwater sampling and/or review of existing data for the proposed construction, modification, and occupancy. Based on this evaluation, if necessary to ensure that there is no unacceptable risk to human health via a vapor intrusion exposure pathway, a vapor mitigation system may be required to be installed, operated, and maintained within any impacted building or work space if Purchaser does not undertake remediation to address the issue. Purchaser shall comply with all applicable Environmental Laws related to such vapor intrusion evaluation and mitigation, if required.

(i) Purchaser shall not use the Property for any purpose that competes with the business operations of Seller and its affiliates, including, without limitation, the sale, display, storage, and/or service of motor vehicles without the prior written consent of Seller, which consent may be granted or withheld in Seller’s sole and absolute discretion.

(j) In the event that Purchaser desires to Transfer (as defined below) the Property to a third party unaffiliated with Purchaser during the period which is the sooner of (a) forty-eight (48) months from and after the Closing Date, or (b) at such time development begins on the Land (the “Effective Period”), Purchaser shall provide written notice to Seller, together with a copy of the proposed purchase agreement (or other applicable agreement) and advise Seller of the proposed purchase price to be paid to Purchaser for the Property in connection with such Transfer. Seller’s consent, which shall not be unreasonable withheld, is required for any Transfer (a) occurring during the Effective Period and/or (b) for which a purchase agreement is executed during the Effective Period. As used in this subsection, the term “Transfer” means any sale, transfer, assignment, conveyance or other disposition of any interest of Purchaser in the Property, including the sale of ownership or beneficial ownership interests which, individually or in the aggregate, account for more than fifty percent (50%) of the equity or voting control of any corporation, partnership, or other entity that owns the Property directly or through another entity. Transfer excludes the sale, transfer, assignment, conveyance or other disposition of any interest of Purchaser in the Property to (a) an affiliate, (b) Purchaser’s lender through foreclosure or deed in lieu of foreclosure, or (c) an entity obligated to develop the Property consistent with the proposed development of Purchaser. Purchaser and Seller acknowledge and agree that, as no measure of damages can be set for the violation of the provisions of this subsection, the same may be enforced by injunction or other equitable relief. Purchaser shall indemnify, defend and hold Seller harmless of and from any and all claims, demands, liabilities, expenses and reasonable attorneys’ fees incurred in connection with Purchaser’s failure to pay such amount to Seller and/or in connection with Seller’s enforcement of the foregoing provision.

(k) The representations, warranties, covenants, obligations and use restrictions set forth in this Section 6.3 shall survive the Closing.

7.	CONDITIONS PRECEDENT TO CLOSING.

7.1 Purchaser’s Conditions. Purchaser shall not be obligated to close the transaction contemplated hereunder unless each of the following conditions shall be satisfied on the Closing Date:

(a) Title Policy. The Title Company will issue (or commit unconditionally to issue) the Title Policy pursuant to the Title Commitment.

(b) Performance. Seller shall have performed, in all material respects, its obligations hereunder to be performed on or before the Closing Date.

(c) Release of IDB Lease. An amendment to that certain Amended and Restated Lease Agreement dated December 19, 2013 by and between Seller and The Industrial Development Board of Maury County, Tennessee (as amended and/or modified from time to time, the “IDB Lease”), releasing the Property from the IDB Lease. Purchaser and Seller acknowledge and agree that the IDB Lease covers real property other than the Property and that accordingly, the IDB Lease will not be terminated in its entirety but the Property shall be released from the terms of the IDB Lease.

(d) Accuracy of Representations. The representations and warranties of Seller in Article 5 shall be true and correct in all material respects on and as of the Closing Date.

7.2 Seller’s Conditions. Seller shall not be obligated to close the transaction contemplated hereunder unless each of the following conditions shall be satisfied on the Closing Date:

(a) Performance. Purchaser shall have performed, in all material respects, its obligations hereunder to be performed on or before the Closing Date.

(b) Release of IDB Lease. An amendment to the IDB Lease releasing the Property from the IDB Lease as set forth in Section 7.1(c) above.

(c) Accuracy of Representations. The representations and warranties of Purchaser in Article 6 shall be true and correct in all material respects on and as of the Closing Date.

7.3 Failure of Conditions. The conditions in Sections 7.1 and 7.2 may only be waived by the party in whose favor such conditions exist (the “Favored Party”) in writing or by the consummation of the Closing (which will be deemed a waiver of all such conditions). If any such condition is not satisfied on or before the original Closing Date, then the Favored Party will, as its sole and exclusive remedy, have the right to: (a) if, on or before 3:00 p.m. Detroit, MI, time on the original Closing Date, the other party (the “Other Party”) notifies the Favored Party that the Other Party would nonetheless like to attempt to satisfy such condition (which each party in its capacity as the Other Party will have the right but not the obligation to do), extend the Closing Date for up to thirty (30) days to permit the Other Party to do so by delivering written notice thereof to the Other Party within two (2) business days after the originally scheduled Closing Date, in which case the Closing Date will be the date that is ten (10) days after the earlier of the waiver or timely satisfaction of such condition or such earlier date as the parties agree to, (b) waive such condition, (c) terminate this Agreement by written notice thereof to the Other Party within two (2) business days after the originally scheduled Closing Date or the end of the cure period, if any, provided pursuant to clause (a) above if, by the end of such cure period, such condition has not been satisfied, in which case this Agreement will automatically terminate, the Title Company shall promptly return the Deposit to Purchaser, and the parties will be relieved from any further obligations hereunder, except for the Surviving Obligations, or (d) if the failure of the condition is due to a breach by the Other Party of this Agreement, pursue any of its remedies under Article 12. If the failure of any such condition is not due to a breach by the Other Party of this Agreement and the Favored Party fails to extend the Closing Date, if applicable, waive such condition, or terminate this Agreement pursuant to clauses (a), (b), and (c) of the preceding sentence, respectively, then the Favored Party will be deemed to have terminated this Agreement pursuant to such clause (c).

8.	CLOSING.

8.1 Time of Closing. Subject to Sections 4.4 and 7.3, the Closing shall take place via mail within thirty (30) Business Days after the expiration of the Inspection Period, or such earlier date as may be mutually acceptable to the parties (the “Closing Date”). If the Closing does not occur, the Deposit shall be returned to Purchaser, retained by Seller, or otherwise dealt with, all as provided elsewhere in this Agreement.

8.2 Deliveries. At the Closing, the following shall occur:

(a) Deed. Seller shall deliver to the Title Company, for delivery to Purchaser upon Closing, a duly executed and acknowledged [special or limited warranty] deed, in substantially the form and content of Exhibit B, conveying the Real Property to Purchaser, subject to the Permitted Exceptions, and containing those deed restrictions set forth in Section 6.3.

(b) Purchase Price. Purchaser shall deliver to the Title Company, for payment to Seller upon Closing, the Purchase Price as provided in Section 2.2, subject to the adjustments described in Article 9.

(c) Possession. Possession of the Property shall be delivered to Purchaser.

(d) Affidavit. Seller shall execute and deliver to Purchaser and Title Company an affidavit that evidences that Seller is exempt from the withholding requirements of Section 1445 of the Internal Revenue Code.

(e) Additional Documents. Seller and Purchaser shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any and all conveyances, assignments and all other instruments and documents as may be reasonably necessary in order to complete the transaction herein provided and to carry out the intent and purposes of this Agreement which, in all events, will not increase such party’s costs or liability hereunder or decrease such party’s rights hereunder.

9.	PRORATIONS AND CLOSING EXPENSES.

9.1 Closing Adjustments. The cash due at Closing pursuant to Section 2.2 shall be subject to adjustment as of the Closing Date in accordance with the following provisions:

(a) Taxes. Real property taxes and assessments, including any special assessments, on the Real Property for the year of the Closing shall be prorated to the Closing Date on a cash basis based on the 2022 tax bill, which proration shall be deemed a final settlement between the parties.

(b) Closing Costs. Seller shall pay the cost of recording any instruments required to remove from the Title Commitment, or to obtain the issuance of an endorsement to the Title Commitment or other affirmative title insurance protection for, any Exception that Seller elects to cure pursuant to Article 4, one-half of Title Company’s escrow or settlement fees, and Seller’s other customary closing costs. Purchaser shall pay for the premium for the Title Policy, the cost of recording Seller’s deed, all transfer, sales and conveyance taxes, including all real estate transfer fee(s), all applicable roll-back taxes, one-half of Title Company’s escrow or settlement fees, and Purchaser’s other customary closing costs.

(c) Utilities. To the extent possible, the parties shall cause all utility meters to be read on the day preceding the Closing Date. Seller shall be responsible for the payment of all utility charges incurred prior to the Closing Date. If any utility meters cannot be read on the day prior to the Closing Date, the parties shall pay the bills therefor in accordance with Section 9.3. Seller shall not receive credit for refundable security deposits, if any, posted with utility companies, and Seller may seek return thereof following the Closing.

9.2 Settlement Statement. At the Closing, Seller and Purchaser shall execute a Closing settlement statement to reflect the credits, prorations and adjustments contemplated by or specifically provided for in this Agreement.

10.	INTENTIONALLY DELETED.

11.	CONDEMNATION.

11.1 Notice. If, prior to Closing, Seller receives written notice from any governmental authority of any actual or threatened taking in condemnation or by eminent domain (or a sale in lieu thereof) of any of the Real Property, Seller shall notify Purchaser promptly thereof.

11.2 Termination. Other than with respect to an Immaterial Taking (defined below), any actual or threatened taking or condemnation for any public or quasi-public purpose or use by any competent authority in appropriate proceedings or by any right of eminent domain of any of the Real Property between the date of this Agreement and the Closing Date shall, at either Party’s option, cause a termination of this Agreement. The election to terminate provided hereby shall be exercised by written notice to the non-terminating Party to that effect given within five (5) days following Purchaser’s receipt of Seller’s notice pursuant to Section 11.1. Upon delivery of such termination notice, the Deposit shall be promptly returned to Purchaser and both parties shall be relieved of any further obligations hereunder except for the Surviving Obligations. If neither Party shall so elect to terminate this Agreement, or in the event of an Immaterial Taking, Seller shall be relieved of all obligations under this Agreement with respect to the portion of the Real Property so taken or condemned, but Purchaser shall be entitled to receive all proceeds of any such taking or condemnation, and Seller agrees that it shall not make any adjustment or settlement of any such taking or condemnation proceeding without Purchaser’s consent and shall, at no material cost to Seller, take at Closing all action necessary to assign its entire interest in such award to Purchaser. Any taking or condemnation for any public or quasi-public purpose or use that affects less than twenty-five percent (25%) of the square footage of the Land and that does not affect access shall be deemed an “Immaterial Taking.”

12.	REMEDIES.

12.1 Breach by Seller.

(a) Time is of the essence with respect to Seller’s obligations hereunder.

(b) If Seller fails to comply with any of its obligations hereunder, Purchaser, shall be entitled, as its sole and exclusive remedy, to all of the following:

(a) to terminate this Agreement (whereupon both parties shall be discharged from all duties and performance hereunder other than the Surviving Obligations);

(b) to obtain the prompt refund of the Deposit; and

(c) Purchaser hereby waives the right to seek specific performance of this Agreement. Furthermore, Purchaser hereby waives the right to seek damages from Seller; other than as provided in Section 12.1(b)(iii).

(d) Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall be permitted to (i) enforce the Surviving Obligations and obtain any legal or equitable relief available for Seller’s breach thereof, and (ii) recover costs and expenses of enforcement of this Agreement (including reasonable attorneys’ fees) to the extent permitted in Section 13.14.

12.2 Breach by Purchaser.

(a) Time is of the essence with respect to Purchaser’s obligations hereunder.

(b) If Purchaser fails to comply with any of its obligations hereunder, Seller shall be entitled, as its sole and exclusive remedy, to terminate this Agreement and have the Deposit promptly paid to Seller as liquidated damages (whereupon both parties shall be discharged from all duties and performance hereunder other than the Surviving Obligations). The parties acknowledge and agree that Seller’s compensatory damages would be difficult or impossible to determine and that the amount of the Deposit is a reasonable estimate of such damages in light of all relevant facts now available to the parties and is not a penalty.

(c) Seller hereby waives the right to seek specific performance of this Agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement, Seller shall be permitted to (i) enforce the Surviving Obligations and obtain any legal or equitable relief available for Purchaser’s breach thereof, and (b) recover costs and expenses of enforcement of this Agreement (including reasonable attorneys’ fees) to the extent permitted in Section 13.14.

13.	GENERAL PROVISIONS.

13.1 Construction. As used in this Agreement, the singular shall include the plural and any gender shall include all genders as the context requires and the following words and phrases shall have the following meanings: (a) “including” shall mean “including without limitation”; (b) “provisions” shall mean “provisions, terms, agreements, covenants and/or conditions”; (c) “lien” shall mean “lien, charge, encumbrance, title retention agreement, pledge, security interest, mortgage and/or deed of trust”; (d) “obligation” shall mean “obligation, duty, agreement, liability, covenant and/or condition”; (e) “any of the Property” shall mean “the Property or any part thereof or interest therein”; and (f) “any of the Real Property” shall mean “the Real Property or any part thereof or interest therein.”

13.2 Brokers. Seller and Purchaser each hereby represent and warrant to the other that their sole contact with the other or with the Property has been made without the assistance of any broker or other third party (“Broker”). Seller shall be responsible for the payment of Broker’s commissions in accordance with the agreement executed by Seller and Broker. Purchaser and Seller shall each indemnify, defend and hold the other party and each Affiliate of such party harmless from and against any and all claims, judgments, damages, penalties, fines, costs, liabilities, or losses (including, without limitation, reasonable attorneys’ fees) resulting from the breach by the indemnifying party of the representations, warranties, and covenants set forth in this Section. Purchaser’s and Seller’s obligations under this Section 13.2 shall survive the Closing and termination of this Agreement.

13.3 Further Assurances. Each of the parties hereto undertakes and agrees to execute and deliver such documents, writings and further assurances as may be required to carry out the intent and purposes of this Agreement.

13.4 Entire Agreement. No change or modification of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any of the provisions of this Agreement shall be valid unless in writing and signed by the party against whom such waiver is sought to be enforced. This Agreement contains the entire agreement between the parties relating to the purchase and sale of the Property. All prior negotiations between the parties are merged in this Agreement, and there are no promises, agreements, conditions, undertakings, warranties or representations, oral or written, express or implied, between the parties other than as expressly herein set forth.

13.5 Survival. The obligations of the parties hereunder, to the extent not fully performed or discharged by or through the Closing, shall not be deemed merged into any instrument delivered at Closing, shall survive Closing, and shall remain fully enforceable thereafter.

13.6 Business Days/Dates. “Business Day” means any day of the year other than (a) any Saturday or Sunday, or (b) any other day on which banks located in Detroit, MI, or New York, NY, are authorized or required to be closed for business. If any date set forth in this Agreement for the delivery of any document or the happening of any event (such as, for example, the expiration of the Inspection Period or the Closing Date) should, under the terms hereof, fall on a non-Business Day, then such date shall be automatically extended to the next succeeding Business Day. Notwithstanding anything in this Agreement to the contrary, (i) Purchaser shall not request that Seller review any inspection procedures, respond to any notices, or take any other actions under this Agreement during the period from June 27, 2022 through July 15, 2022 (the “GM Shutdown Period”), and (ii) Purchaser acknowledges that a substantial portion of Seller’s business operations will be closed during the GM Shutdown Period and that Seller will not have anyone available to review or comment on any notices of any kind delivered during such period under this Agreement.

13.7 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the state in which the Land is located.

13.8 Escrow Provisions. The parties acknowledge that the Title Company shall be conclusively entitled to rely, except as hereinafter set forth, upon written instruction from Purchaser or Seller as to how the Deposit (which, for purposes of this Section shall be deemed to also include any other escrowed funds held by the Title Company pursuant to this Agreement) should be disbursed. Any notice sent by Seller or Purchaser (the “Notifying Party”) to the Title Company as to how the Deposit should be disbursed shall be sent simultaneously to the other parties (the “Notice Party” or “Notice Parties”). If the Notice Parties do not object to the Notifying Party’s notice to the Title Company within five (5) days after the Notice Parties’ receipt of the Notifying Party’s notice to the Title Company, the Title Company shall be able to rely on the same. If the Notice Parties send, within such five (5) days, written notice to the Title Company disputing the Notifying Party’s notice, a dispute shall exist and the Title Company shall have no liability to any party on account of Title Company’s failure to disburse the Deposit if a dispute shall have arisen with respect to the propriety of such disbursement. In the event of any dispute as to who is entitled to receive the Deposit, Title Company may invest the funds in obligations of the U.S. Government having a maturity of not more than ninety (90) days, may deposit or interplead such funds into a court of competent jurisdiction pending a final decision of such controversy, and (if such funds have not been deposited into a court) shall disburse or arrange for disbursement of such funds in accordance with the final order of a court of competent jurisdiction. The parties hereto further agree that Title Company shall not be liable for failure of any depository and shall not be otherwise liable except in the event of Title Company’s gross negligence or willful misconduct. The Title Company shall be reimbursed by the party that does not prevail for any reasonable expenses incurred by the Title Company arising from a dispute with respect to the Deposit.

13.9 Notices. All notices or other communications provided for under this Agreement shall be in writing, signed by or on behalf of the party giving the same (or by such party’s legal counsel), and shall be deemed properly given and received (a) as of the second Business Day after deposit with Federal Express or a similar overnight courier service, delivery charges prepaid; or (b) in the case of notices to either party, on the same Business Day as the transmission of an e-mail, or of a PDF or similar file attached to an email, so long as such email is sent before 5:00 p.m. Detroit, MI, time on such Business Day (and timely transmission thereof is evidenced by such email appearing in the sender’s “sent” email box before such time):

If to Seller:

General Motors LLC
300 Renaissance Center
Mail Code: 482-C19-GRE
Detroit, Michigan 48265
Attention: Global Director of Real Estate

Email: GMRealEstateNotices@gm.com

Phone: 313-665-1105

with a copy to (which shall not constitute notice):

General Motors LLC

Legal Staff

300 Renaissance Center

Mail Code: 482-C23-C91

Detroit, Michigan 48265

Attn: Real Estate Counsel

Email: GMRealEstateLegalNotices@gm.com

Phone: 313-665-1105

If to Purchaser:

WORLDWIDE STAGES LLC

5000 Northfield Lane

Suite 200

Spring Hill, TN 37174

Attn: Kelly Frey, CEO

Email: Kelly.frey@worldwidestages.com

Phone: 860-209-5180

with a copy to (which shall not constitute notice):

Middle Tennessee Law Group

809 South Main Street

Suite 100

Columbia, TN 38401

Attn: Patrick Carter

Email: pcarter@mtlawgroup.net

Phone: 931-548-0818

Any such address may be changed by the addressee by notice given pursuant to this Section 13.9.

13.10 Headings. The headings of Articles and Sections of this Agreement are for purposes of convenience and reference and shall not be construed as modifying the Articles or Sections in which they appear.

13.11 Assignment. Purchaser may not assign this Agreement without the prior written consent of Seller. Any approved assignee shall assume all obligations imposed on Purchaser as if the assignee were the original purchaser in this Agreement; provided, however, that Purchaser shall not be released from its duties and obligations hereunder.

13.12 Successors and Assigns. Subject to Section 13.11, this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns.

13.13 Waiver of Jury Trial. EACH PARTY WAIVES TRIAL BY JURY IN ANY PROCEEDINGS BROUGHT BY THE OTHER PARTY IN CONNECTION WITH ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS TRANSACTION, THIS AGREEMENT, THE PROPERTY, OR THE RELATIONSHIP OF PURCHASER AND SELLER HEREUNDER.

13.14 Attorneys’ Fees. If either party commences an action to enforce the terms of, or resolve a dispute concerning, this Agreement, the court shall award the prevailing party in such action all reasonable out of pocket costs and expenses incurred by such party in connection therewith, including reasonable attorneys’ fees.

13.15 Severability. If any provision of this Agreement is declared void or unenforceable by a final judicial or administrative order, this Agreement shall continue in full force and effect, except that the void or unenforceable provision shall be deemed deleted and replaced with a provision as similar in terms to such void or unenforceable provision as may be possible and be valid and enforceable.

13.16 Confidentiality. The existence and subject matter of this Agreement and any documents entered into or contemplated by this Agreement are confidential and shall not be disclosed to or discussed with any third parties by Purchaser (except Purchaser’s counsel, representatives of lending institutions considering financing the transaction, the real estate brokers referred to in Section 13.2, and engineers or other professionals employed by Purchaser for purposes relating to this Agreement) without the prior written consent of Seller. Purchaser shall not issue any press release or otherwise make public any information with respect to this Agreement.

13.17 Counterparts. This Agreement may be executed in counterparts, each of which when executed shall constitute one and the same agreement. Executed copies hereof may be delivered by email and, upon receipt, shall be deemed originals and binding upon the parties hereto. Without limiting or otherwise affecting the validity of executed copies hereof that have been delivered by pdf, facsimile, or email.

13.18 Anti-Sandbagging. Purchaser acknowledges that it has had the opportunity to inspect and conduct due diligence on the Property, so, notwithstanding anything to the contrary in this Agreement, in no event shall Seller have any liability to Purchaser with respect to a breach of representation, warranty or covenant under this Agreement to the extent that Purchaser knew of such breach as of the Closing Date. This Section 13.18 shall survive the Closing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed effective as of the Effective Date.

SELLER:

GENERAL MOTORS LLC,
a Delaware limited liability company

By:	/s/ Debra H. Hoge

Name:	Debra Homic Hoge

Title:	Global Director – Real Estate

Date:	12-16-22

PURCHASER:

WORLDWIDE STAGES LLC,
a Tennessee Limited Liability Company

By:	/s/ Kelly Frey

Name:	Kelly Frey

Title:	CEO

Date:	12/15/22

Title Company executes this Agreement for the sole purpose of acknowledging its obligations hereunder and to evidence its consent to serve as escrow agent for the Deposit pursuant to the terms hereof.

AMROCK LLC, a Michigan limited liability company

By:	/s/ Cheryl L. Novak

Name:	Cheryl L. Novak

Title:	Senior National Commercial Closer

Date:	12/29/2022

the following exhibits were omitted from this agreement because they ARE not material

EXHIBIT A	—	Legal Description of the Land
EXHIBIT B	—	Form of Deed
EXHIBIT C	—	Certain Environmental Reports
EXHIBIT D	—	Declaration Amendment

The Company will furnish supplementally a copy of any of the omitted exhibits to the Commission upon request